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                                                              EXHIBIT (a)(1)(ix)






  NOTICE SENT BY THE PARTNERSHIP TO LIMITED PARTNERS DATED SEPTEMBER 21, 2001.












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NTS-Properties VI, Ltd.
10172 Linn Station Road
Louisville, KY 40223
(800) 928-1492 ext. 544

September 21, 2001

Dear NTS-Properties VI Investor:

           THE EXPIRATION DATE FOR THE OFFER TO PURCHASE INTERESTS OF
                                NTS-PROPERTIES VI
                     HAS BEEN EXTENDED TO OCTOBER 31, 2001.

     The Partnership and its affiliate, ORIG, LLC, have amended their Amended and Restated Offer to Purchase dated July 30, 2001, by extending the expiration date from September 25, 2001 to October 31, 2001. The reason for the extension is to allow time to process the large volume of interests being tendered. In addition, as a result of the large number of interests tendered, the partnership and ORIG have increased the number of interests they are offering to purchase from 200 to 3,000.

     We intend to mail payment for interests tendered in the offer, and accepted by us, on or about November 7, 2001. If you have already submitted paperwork to tender your interests, no additional paperwork is required. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 P.M. Eastern Standard Time on Wednesday, October 31, 2001, to receive the purchase price of $380 per interest.

     Please note that the terms and conditions set forth in the Amended and Restated Offer to Purchase dated July 30, 2001 and the Letter of Transmittal enclosed with the original Offer to Purchase dated June 25, 2001 are applicable in all respects to the offer. This notice should be read in conjunction with the Amended and Restated Offer to Purchase and the Letter of Transmittal.

     If you have any questions regarding this offer, please call 1 (800) 928-1492, ext. 544.